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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                           ---------------------------


                          GAYLORD CONTAINER CORPORATION
                            (Name of Subject Company)

                          GAYLORD CONTAINER CORPORATION
                        (Name of Person Filing Statement)


                CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE
          (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (Title of Class of Securities)


                                   368145 10 8
                      (CUSIP Number of Class of Securities)


                                 DAVID F. TANAKA
             VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                          GAYLORD CONTAINER CORPORATION
                               500 LAKE COOK ROAD
                                    SUITE 400
                            DEERFIELD, ILLINOIS 60015
                                 (847) 405-5500
            (Name, address and telephone number of person authorized
                to receive notice and communications on behalf of
                            person filing statement)


                                 With copies to:

              LEWIS S. BLACK, JR.                         JACK S. LEVIN, P.C.
COUNSEL TO THE INDEPENDENT SPECIAL COMMITTEE OF         WILLIAM S. KIRSCH, P.C.
           THE BOARD OF DIRECTORS OF                         COUNSEL TO
         GAYLORD CONTAINER CORPORATION             GAYLORD CONTAINER CORPORATION
        MORRIS, NICHOLS, ARSHT & TUNNELL                  KIRKLAND & ELLIS
    1201 NORTH MARKET STREET, P.O. BOX 1347           200 EAST RANDOLPH DRIVE
        WILMINGTON, DELAWARE 19899-1347                CHICAGO, ILLINOIS 60601
               (302) 658-9200                             (312) 861-2000

   [ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 3 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on January 22, 2002 (as amended, the "Statement") by Gaylord Container Corporation, a Delaware corporation (the "Company"). The Statement relates to a tender offer by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect, wholly owned subsidiary of Temple-Inland Inc., a Delaware corporation ("Parent"), under which Purchaser is offering to purchase all of the outstanding shares of Class A Common Stock, par value $.0001 per share, of the Company (the "Common Stock"), together with the associated rights to purchase preferred stock pursuant to the Rights Agreement (as defined in the Statement) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.17 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 22, 2002, and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Statement.

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 of the Statement is hereby amended and supplemented by adding the following thereto after the last paragraph of the section "Noteholder Litigation":

         "On February 13, 2002, Parent, the Purchaser, the Trustees and the Company filed papers in opposition to the Motion for a Temporary Restraining Order filed by the plaintiffs on February 6, 2002. On February 15, 2002, plaintiffs filed reply papers in support of their Motion for a Temporary Restraining Order. On that same date, at a hearing on the Motion for a Temporary Restraining Order, the court heard arguments from the parties to the Litigation but delayed ruling on the motion until February 19, 2002."




                                       -2-

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               GAYLORD CONTAINER CORPORATION


Dated: February 19, 2002                       By:  /s/ David F. Tanaka
                                                    ----------------------------
                                               Name:  David F. Tanaka
                                               Title: Vice President,
                                                      General Counsel and
                                                      Corporate Secretary